Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

March 28, 2023

Alison T. White, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	USCF ETF Trust; File Nos.: 333-196273, 811-22930

Dear Ms. White:

On January 10, 2023, USCF ETF Trust (the “Trust” or the “Registrant”) filed Post-Effective Amendment No. 144 to its registration statement on Form N-1A (the “Amendment”) with the Securities and Exchange Commission (the “SEC”) to register a new series of the Trust, the USCF Sustainable Commodity Strategy Fund (the “Fund”). The Registrant has revised the disclosure in its prospectus and statement of additional information in response to comments provided by you on February 17, 2023 and March 23, 2023, as indicated below. Please find below a reiteration of your comments and the Fund’s responses. Terms not defined herein have the meanings ascribed to them in the Fund’s prospectus and statement of additional information. References to prospectus page numbers refer to the prospectus contained in the Amendment.

February 17, 2023 Comments

PROSPECTUS

Fees and Expenses of the Fund

1.	Please provide the completed fee table and expense example for our review prior to the filing’s effective date.

Response: The Registrant has provided a completed fee table and expense example.

2.	Please disclose, if true, that acquired fund fees and expenses are excluded from the unitary fee.

Response: The Registrant has revised FN1 to the fee table to state that “[t]he Adviser is responsible for all direct expenses of the Fund except…” (revision in red type). As such, it follows that indirect expenses (e.g., acquired fund fees and expenses) are excluded from the unitary fee.

Principal Investment Strategies of the Fund

3.	Given the Fund’s sustainability focus, please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, explain in correspondence why you believe that such disclosure is not required.

Response: The Registrant has engaged a proxy vendor to provide ESG related recommendations. The Registrant has included an updated version of the Adviser’s proxy voting guidelines, which include a description of the vendor and how the vendor is used.

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Alison T. White, Esq. March 28, 2023 Page 2

4.	Please clearly define Commodities Equities and Commodities Derivatives when you first use the terms.

Response: The Registrant has revised the second sentence under “Principal Investment Strategies of the Fund” to more clearly define Commodities Equities and Commodities Derivatives.

5.	Revise the disclosure on page 2 to disclose the specific commodities the Adviser believes relevant to each theme and explain the nexus to sustainability and overall investment thesis. Explain with greater clarity the investment types the Fund will use to gain exposure (and how the investment types will be used).

Response: The Registrant has revised the agriculture and electrification portions of the strategy to more clearly state which types of commodities the Fund seeks to gain exposure to within these themes. The Registrant notes that the renewable energy portion of the strategy already lists the derivatives instruments in which the Fund may invest (renewable commodity futures (such as ethanol futures) and RIN and REC futures), and describes the power sources that the Fund may seek to gain exposure to through Commodities Equities (wind, solar, water, and biomass). The Registrant has expanded the disclosure in the agricultural section to describe more clearly the nexus between certain agricultural commodities and sustainability (e.g., the production of certain agricultural commodities is much less environmentally intensive than others). The Registrant believes that the current disclosure for renewable energy and electrification clearly describes the nexus between the investments and sustainability, and the electrification theme follows the same strategy as the USCF Sustainable Battery Metals Strategy Fund. The Registrant has made the selection methodology section (describing the different investment types and allocations) more prominent by moving it to the front of the strategy. The Registrant has also added clarifying language within each sustainability theme to more clearly state which types of investments (Commodities Derivatives or Commodities Equities) will be included in each theme. The Fund will “use” each investment type to gain exposure to a particular commodity that falls into one of the Fund’s three sustainability themes, as described in the principal investment strategy.

6.	Please clarify in the filing what you mean by “fiber” (page 2).

Response: The Registrant has revised the strategy as noted in the response to Comment 5, and no longer uses the term “fiber.”

7.	Please clarify in the filing what you mean by “biomass” (page 2).

Response: The Registrant has added disclosure explaining that biomass is organic matter that is derived from plants and animals.

8.	Please provide an example of what you mean when you state that “the Fund will invest more heavily in those commodities that have a higher percentage of their total demand derived from sustainable uses” (page 2).

Response: The Registrant notes that many commodities have several uses. For example, two metals, Metal A and Metal B, could both be used in the production of electric vehicle batteries (a sustainable use), but could also have several other uses, which the Fund may not consider sustainable. All else being equal, if 80% of Metal A that was mined over a period of time was used to create electric vehicle batteries or other sustainable use, but only 40% of Metal B was used for such purposes, the Fund would invest more heavily in investments providing exposure to Metal A than to Metal B because more of Metal A’s demand is derived from sustainable uses.

Alison T. White, Esq. March 28, 2023 Page 3

9.	Please explain in the filing how the Adviser determines that a company “has projects that have the potential for the company to generate at least 50% of its revenues from these activities when developed.” Please also provide examples supplementally of companies that would meet the definition and why. (page 2)

Response: The Adviser will use publicly available information distributed by the company or reputable industry publications in order to determine if a particular company meets the 50% revenue (or potential revenue) threshold. The Adviser believes that companies with the potential to generate at least 50% of revenues from activities related to certain commodities would generally be “start-up” companies that are developing products with extended research and development (R&D) cycles. These companies do not generate revenue while the product is in development, but they have the potential to generate substantial revenues once the development of the product is complete and the product is brought to market. The Adviser does not have any current examples of any companies based on this standard, however, the Adviser believes that it will be necessary for it to have such investment flexibility in the future as new technologies emerge that will require substantial development time before they can generate revenues.

10.	Consider adding a parenthetical next to the phrase “Carbon Offset Investments” (top of page 3) noting that the term is explained below.

Response: The Registrant has added the requested disclosure.

11.	Consider adding a parenthetical next to the term “Subsidiary” (top of page 3) noting that the term is explained below.

Response: The Registrant has added the requested disclosure.

12.	Explain in correspondence how you determine the carbon emissions associated with a commodities investment (e.g., do you look to the units of the commodity included in a futures contract and then assume an average amount of emissions). Also, explain if the net zero strategy will impact, negatively or positively, Fund returns and why.

Response: In order to determine the emissions associated with Commodities Derivatives, the Adviser will look to the emissions associated with the underlying commodities. Each individual Commodities Derivative (such as a futures contract) is tied to a specific quantity of the underlying commodity. To measure emissions associated with the underlying commodity, the Adviser will use life cycle analysis (“LCA”) data published by third parties. LCA data estimates the amount of emissions for a given quantity of a particular commodity throughout that commodity’s life cycle, including extraction, processing, use, and disposal. The Adviser will rely only on LCA data published by governmental or multi-national organizations, credible scientific or academic institutions, or investment bank/financial service companies that publish such data.

In order to determine the emissions associated with Commodities Equities, the Fund will look through to the emissions of the issuers of such Commodities Equities. The Fund will then calculate emissions based on the Fund’s pro-rata share of the issuers outstanding voting securities. The Fund will only rely on emissions data published by the issuer, governmental or multi-national organizations, credible scientific or academic institutions, or investment bank/financial service companies that publish such data.

For all Commodities Investments, the Adviser will use its best judgment in considering the quality of data. Currently, there is no universal source of definitive emissions data. There are, however, many government sources, credit rating agencies, ESG rating firms, and peer reviewed scientific publications that provide emissions data. The Adviser relies on the credentials of the source to determine the quality of the data. For example, the Adviser looks favorably on data from sources such as the Energy Information Agency (“EIA”), whereas the Fund would not consider data from a website or individual that lacked relevant credentials or experience. The Adviser will only consider data that it believes has been derived by experts using the most credible scientific processes known at the time of analysis. If there are multiple publishers of data, the Adviser will utilize the source that it believes is the most credible.

Alison T. White, Esq. March 28, 2023 Page 4

The Fund’s net zero strategy will impact its performance in a variety of ways. At a basic level, the Fund’s performance will be impacted positively, if the value of the Fund’s Carbon Offset Investments increases, and it will be impacted negatively if the value of those investments decreases. The Fund invests in Carbon Offset Investments based on the level of emissions associated with the Fund’s portfolio, and not based on performance. As such, the Adviser may purchase or sell a Carbon Offset Investment, even if such transaction will adversely impact the performance of the Fund. The Fund has added the preceding two sentences to the risk factor regarding Net-Zero Carbon Target Risk.

13.	Please confirm in correspondence that:
(1)	the financial statements of the Subsidiary will be consolidated with those of the Fund;
(2)	the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States;
(3)	the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms that (i) the financial statements of the Subsidiary will be consolidated with those of the Fund; (ii) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States, and (iii) the Subsidiary and its board of directors will agree to inspection by the SEC Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Additional Principal Risk Information about the Fund

14.	Regarding “China Risk,” please consider whether the VIE discussion in this section should be included in the item 4 disclosure as well.

Response: The Registrant has added summary disclosure about VIE structures to the Item 4 risk disclosure.

15.	Please review Investor Bulletin: U.S.-Listed Companies Operating Chinese Businesses Through a VIE Structure dated 9/20/21 and Disclosure Considerations for China-Based Issuers (CF Disclosure Guidance: Topic No. 10 dated 11/23/20) to confirm that you have highlighted all relevant risks of investments that rely on VIE structures. In this regard, we note that you have not discussed Risks Related to (the lack of) High-Quality and Reliable Financial Reporting. See, https://www.investor.gov/introduction-investing/general-resources/news-alerts/alerts-bulletins/investor-bulletins-95 and https://www.sec.gov/corpfin/disclosure-considerations-china-based-issuers.

Response: The Registrant has reviewed the referenced documents and added (i) lack of high-quality, reliable disclosure and financial reporting by Chinese issuers and (ii) lack of access to information and regulatory oversight to the list of risks involved with investing in Chinese issuers to the Item 4 and Item 9 “China Risk” disclosures. The Registrant notes that additional details about investing in Chinese issuers and VIEs, including information regarding the lack of high-quality, reliable disclosure and financial reporting are located in the statement of additional information.

Alison T. White, Esq. March 28, 2023 Page 5

PART C

Exhibits

16.	Please file the Subsidiary Advisory Agreement as an exhibit to the registration statement.

Response: The Registrant will file the Subsidiary Advisory Agreement with the post-effective amendment to its registrations statement.

17.	Where is Appendix A to the Privacy Policy? Please advise or revise.

Response: The Registrant has filed a revised Privacy Policy, which no longer includes reference to an appendix.

March 23, 2023 Comment

18.	We note that the Fund’s name includes the term “sustainable.” The Staff believes that the term “sustainable” relates to an investment type, and the Fund should include an 80% policy pursuant to Rule 35d-1. Please advise.

Response: The Registrant respectfully declines to adopt an 80% policy for the Fund. Rule 35d-1 under the 1940 Act requires a fund to adopt an 80% policy when the fund’s name contains a term that indicates the fund focuses on a particular type of investment. Rule 35d-1 does not specifically address the term “sustainable” and the Fund is unaware of any relevant rules indicating that Rule 35d-1 applies to the term sustainable. Current Staff guidance indicates that terms describing a particular strategy rather than an investment type are not covered under Rule 35d-1. The Registrant believes that the term sustainable, in the case of the Fund, connotes a particular strategy rather than investment type. Although the Registrant disagrees with the Staff regarding the applicability of Rule 35d-1 to the term sustainable, the Registrant does acknowledge the importance of compliance with Section 35(d) of the 1940 Act, i.e., having a fund name that is not materially deceptive or misleading.

The Registrant does not believe that the Fund’s name is materially deceptive or misleading. The Registrant notes the importance of the term “strategy” in the Fund’s name. The Fund does not intend to invest the majority of its assets in equities. Rather, the Fund intends to provide exposure to commodities across three different sustainability focused themes (agriculture, renewable energy, and electrification) via Commodities Derivatives and, to a lesser extent, via Commodities Equities (each as defined in the Fund’s prospectus). As is indicated by the use of the word “strategy” in the Fund’s name, and as is a common convention for funds that invest primarily in derivative instruments, the Fund’s name is intended to reflect the investment strategy of the Fund. It is through the use of the word “strategy” in the Fund’s name that the Fund distinguishes itself from funds that provide exposure to one or more of the Fund’s sustainability themes primarily by investing in the equity securities of companies that are engaged in extraction, production, and processing of agricultural commodities, renewable energies and/or battery metals—for example, the iShares MSCI Agriculture Producers ETF, Global X Solar ETF, and the Global X Lithium & Battery Tech ETF. As discussed in the prospectus, the Fund intends to invest a portion of its assets in the equities of companies that are economically tied to a particular commodity, which will allow the Fund to provide exposure to a broader range of commodities within the three sustainability focused themes than if the Fund limited its investments to Commodities Derivatives.

The Registrant believes that the use of the term “sustainable” in the Fund’s name is not materially deceptive or misleading. The Adviser selects Commodities Investments that it believes are critical to building a sustainable economy. In terms of Commodities Equities, the Fund will not invest in companies because they have “sustainable” characteristics. Instead, the Fund will invest in companies that extract, process, or produce commodities in a sustainable manner (with respect to the agricultural theme) or have sustainable end uses (with respect to the renewable energy and electrification themes). Additionally, the Fund aims to achieve a net-zero profile, by measuring the emissions associated with the Fund’s Commodities Investments and purchasing Carbon Offset Investments an amount equal to the estimated aggregate carbon emissions of the Fund’s holdings. This goal of achieving a net-zero emissions profile further supports the use of the word “sustainable” in the Fund’s name. The Fund’s strategy can be summed up as investing in derivatives and equities that provide exposure to the building blocks of a sustainable economy, i.e., a sustainable commodity strategy, which is exactly what the Fund’s name describes.

Alison T. White, Esq. March 28, 2023 Page 6

The Registrant further notes that the Fund is the second of a series of funds that the Adviser intends to launch in the Trust, each of which will have a focus on the building blocks of a sustainable economy. The first fund launched in this series was the USCF Sustainable Battery Metals Strategy Fund (“ZSB” together with the Fund, the “Funds”), which went effective on January 4, 2023. The Registrant believes that the use of the term “sustainable” in both ZSB’s and the Fund’s name is incredibly important to explain to investors the strategy of each Fund and to present the Funds to investors as a series of Funds with a similar focus. Just as ZSB’s name is important to inform investors about the universe of metals they will gain exposure to from an investment in ZSB, the name of the Fund is an important tool to inform investors that the Fund is not a broad-based commodity fund where they can gain exposure to all commodities. Instead, the Fund is a commodity fund with a specific sustainability focus that will limit the types of commodities to which the Fund is exposed.

* * *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Daphne Frydman, USCF Krisztina Nadasdy, Eversheds Sutherland